N-SAR Item 77.I.  Terms of New or Amended Securities

At a meeting held on October 17, 2002, the Board of Dreyfus Premier Opportunity Funds (the "Trust") approved, effective November 15, 2002, changing the name of Dreyfus Health Care Fund to
Dreyfus Premier Health Care Fund (the "Fund") and reorganized the Fund from a single class structure to a multi-class distribution structure.
Dreyfus Health Care Fund's existing shares were re-designated Class A shares and the Fund added four additional classes: Class B, Class C,
Class R and Class T shares. Each class of shares of the Fund has similar rights and privileges, except with respect to the expenses borne by and the services offered to each class, the shareholder services plan applicable to Class A, Class B, Class C and
Class T shares (the "Shareholder Services Plan")
 and the distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, applicable to Class B, Class C and Class T shares (the "12b-1 Distribution Plan") and certain voting rights, as described in the Trust's Rule 18f-3 Plan. Pursuant to the
Shareholder Services Plan, each share class pays
Dreyfus Service Corporation (the "Distributor") for the provision of certain services to holders of Class A, Class B, Class C and Class T shares a fee at an annual rate of 0.25% of the value of the average daily net assets attributable to Class A, Class B, Class C and Class T shares.
The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts.
The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from the Fund to compensate service agents, such as certain banks, securities brokers or dealers and other financial institutions ("Agents") in respect of these services. The Trust has also adopted a 12b-1
Distribution Plan with respect to the Fund's Class B,
Class C and Class T shares pursuant to which the Fund pays the Distributor a fee at an annual rate of 0.75% of the value of the Fund's average daily net assets attributable to Class B and Class C shares, and Class T shares pay the Distributor a fee at an annual rate of 0.25% of the value of the Fund's average daily net assets attributable to Class T shares.
The Distributor may pay one or more Agents for distributing the shares, and determines the amounts, if any, to be paid to Agents and the basis on which such payments are made. Class A and Class T shares are subject to a maximum front-end sales load of 5.75% and 4.50%, respectively, and Class B and Class C shares are subject to a maximum contingent deferred sales charge
("CDSC") of 4.00% and 1.00%, respectively. Class R shares are not subject to any front-end sales load, CDSC, Shareholder Services Plan or 12b-1 Distribution Plan.
These changes were reflected in an amendment to the Trust's Registration Statement, as previously filed with the Securities and Exchange Commission on Form N-1A on November 12, 2002.